                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8A

       NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

      The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:              Wilmington Low Volatility Fund of Funds
       -------------------------------------------------------------------------

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                   1100 North Market Street, Wilmington, DE  19890
--------------------------------------------------------------------------------

Telephone Number (including area code): 302-651-8280

Name and address of agent for service of process:

     c/o Robert Christian, 1100 North Market Street, Wilmington, DE  19890
--------------------------------------------------------------------------------



Check Appropriate Box:

      Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES [ x ]** NO [ ]

      An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policymaking roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. Section 3507.


----------
*    See footnote to Item 1.

**   See Instructions 4(b) and 4(f)

                                   SIGNATURES

      Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Wilmington and state of Delaware on the 15th day of April, 2003.

      [SEAL]                               Signature   Wilmington Low Volatility
                                                       Fund of Funds



                                           BY:   /s/  Robert J. Christian
                                               --------------------------------
                                                 Name:  Robert J. Christian
                                                 Title:    President
Attest:  /s/  Leah M. Anderson
         ------------------------
         Name:  Leah M. Anderson
         Title: Secretary